UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

HOMEINNS HOTEL GROUP
(Name of Issuer)

American Depositary Shares, each representing two ordinary shares, par value $0.005 per share
(Title of Class of Securities)

43742E102
(CUSIP Number)

Cynthia Lo Bessette, Esq.
OppenheimerFunds, Inc.
225 Liberty Street, 11th Floor
New York, NY 10281
(212) 323-0200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2016
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐ (see explanatory note to this Schedule 13D)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_________________________
*              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43742E102	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS OppenheimerFunds, Inc. IRS No. 13-2527171
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[X]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,485,853
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,485,853
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,853
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.30%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 43742E102	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Oppenheimer Developing Markets Fund IRS Identification No. 93-6305075
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,724,113
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,724,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,724,113 (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Securities Exchange Act of 1934)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.72%
14	TYPE OF REPORTING PERSON

IV

EXPLANATORY NOTE

This Schedule 13D is being filed with respect to American Depositary Shares (the "Shares"), each representing two ordinary shares, par value $0.005 per share (the "Ordinary Shares"), of Homeinns Hotel Group (the "Issuer"). This Amendment No. 2 ("Amendment No. 2") supplementally amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 29, 2015 and amended on March 2, 2016 (the "Schedule 13D") by OppenheimerFunds, Inc., a Colorado corporation ("OFI") and Oppenheimer Developing Markets Fund, a statutory trust organized under the laws of Delaware (the "Fund") (collectively, the "Reporting Persons"). This Amendment No. 2 is filed by the Reporting Persons in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 3.                          Source and Amount of Funds or Other Consideration.

OFI owns no Shares directly. All Shares beneficially owned by OFI were acquired by its advisory clients, including investment companies, separately managed account clients and other pooled investment vehicles, using, in the aggregate, approximately $126,776,345 of their own working capital and other resources.

In acquiring the 3,724,113 Shares directly owned by the Fund, the Fund expended approximately $105,198,175 (excluding commission) of its working capital and other resources.

Item 5.                          Interest in Securities of the Issuer.

(a) – (b) As of March 8, 2016, OFI is the beneficial owner of 4,485,853 Shares, which represent approximately 9.30% of the Issuer's outstanding Ordinary Shares. This percentage is based on a total of 96,421,426 Ordinary Shares outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among  the Issuer, BTG Hotels Group (HONGKONG) Holding Co., Limited, BTG Hotels Group (CAYMAN) Holding Co., Ltd. and, solely for certain purposes specified therein, BTG Hotels (Group) Co., Ltd. (the "Agreement and Plan of Merger"). In its capacity as investment adviser to certain of those investment companies, separately managed accounts and other pooled investment vehicles which directly own Shares, and pursuant to the terms of the applicable investment advisory agreements, OFI has voting and dispositive power with respect to, and may be deemed to beneficially own, all of the Shares directly owned by its advisory clients. In its capacity as sole shareholder of the investment adviser to certain of those investment companies, separately managed accounts and other pooled investment vehicles which directly own Shares, has shared voting and dispositive power with respect to, and may be deemed to beneficially own, all of the Shares which may be deemed to be beneficially owned by OFI's wholly owned subsidiaries pursuant to the terms of the applicable investment advisory agreements between such subsidiaries and their advisory clients.

As of March 8, 2016, the Fund is the beneficial owner of 3,724,113 Shares, which represent approximately 7.72% of the Issuer's outstanding Ordinary Shares. This percentage is based on a total of 96,421,426 Ordinary Shares outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger. Pursuant to an investment management agreement, the Fund shares with OFI the power to vote or to direct the vote and the power to dispose of or to direct the disposition of the Shares. The Fund expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by OFI, other than the Shares to which this Schedule 13D relates.

 (c)            Information concerning transactions in the Shares effected by OFI on behalf of its advisory clients and by the Fund during the past 60 days is set forth in Exhibit 99.1 and is incorporated by reference.

Item 7.                          Material to be Filed as Exhibits.

Exhibit 99.1                          Description of Transactions in the Shares Effected by OFI and the Fund During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 9, 2016

OPPENHEIMERFUNDS, INC.

By:	/s/ Mary Ann Picciotto
Name: Mary Ann Picciotto
Title: Chief Compliance Officer

OPPENHEIMER DEVELOPING MARKETS FUND

By:	OPPENHEIMERFUNDS, INC., as its
investment adviser and agent

By:	/s/ Mary Ann Picciotto
Name: Mary Ann Picciotto
Title: Chief Compliance Officer

EXHIBIT INDEX

Exhibit 99.1                          Description of Transactions in the Shares Effected by OFI and the Fund During the Past 60 Days